Sub-Item 77Q2

Nuveen Pennsylvania Dividend
Advantage Municipal Fund
333-53298
811-09457

Based on a review of the SEC Forms 3, 4
and 5 furnished
to the Fund, the Fund believes that all
Section 16(a)
filing requirements applicable to the
Fund's officers
and directors, investment adviser and
affiliated
persons of the investment adviser were
complied with,
except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.